EXHIBIT 99.3

Valneva Awarded FDA Breakthrough Designation for its Single-Shot Chikungunya Vaccine Candidate

This new U.S. Milestone Follows FDA Fast Track and EMA PRIME Designations

Saint Herblain (France), July 7, 2021 – Valneva SE (“Valneva” or “the Company”), a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need, today announced that it has been awarded Breakthrough Therapy Designation for its single-shot chikungunya vaccine candidate, VLA1553, by the U.S. Food and Drug Administration (FDA). Breakthrough Therapy Designation intends to facilitate and expedite development and review of new drugs for serious or life-threatening conditions where preliminary clinical data demonstrates that the drug may have substantial improvement for at least one endpoint over available therapies1.

This new U.S. milestone comes in addition to the FDA Fast Track designation and the European Medicines Agency (EMA)’s PRIME designation which the Company received in December 2018 and in October 2020, respectively.

Juan Carlos Jaramillo, Chief Medical Officer of Valneva commented, “We are extremely pleased with FDA’s recognition of VLA1553 as a Breakthrough program. Chikungunya is a major, growing public health threat and VLA1553 targets long lasting protection against the chikungunya virus with a single shot. We will continue to work closely with the FDA to bring a preventative solution to the market as soon as possible.”

Valneva announced recruitment completion for its pivotal Phase 3 trial, VLA1553-301, in April 2021 and expects to report topline data this summer. The primary objective of the trial is to evaluate the immunogenicity and safety of VLA1553 at 28 days following a single immunization.

About Chikungunya
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus (CHIKV), a Togaviridae virus, transmitted by Aedes mosquitoes. Infection leads to symptomatic disease in 72-92% of humans after 4 to 7 days following the mosquito bite. While mortality with CHIKV is low, morbidity is high. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash and chronic arthralgia. Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia. As of September 2020, there were more than 3 million reported cases in the Americas2 and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. There are no preventive vaccines or effective treatments available and, as such, chikungunya is considered to be a major public health threat.

About VLA1553
VLA1553 targets the chikungunya virus, which has spread to more than 100 countries. VLA1553 is a live-attenuated, single dose vaccine candidate for protection against chikungunya disease. It has been designed by deleting a part of the chikungunya virus genome.
To Valneva’s knowledge, VLA1553 is currently the only chikungunya vaccine candidate in Phase 3 clinical trials that targets long-term protection following the administration of a single dose.
In the Phase 1 clinical trial of VLA1553, Valneva observed development of antibodies to chikungunya virus resulting in 100% seroconversion of the 120 healthy participants. Antibody titers were sustained after 12 months. Based on these results and Valneva’s discussions with regulators, VLA1553 has advanced directly into Phase 3 clinical development. The Company has also received confirmation for its proposal to seek licensure under the accelerated approval pathway from the FDA. Under this pathway, Valneva plans to seek licensure of the vaccine based on a surrogate of protection agreed with the FDA that is reasonably likely to predict protection from chikungunya infection.
VLA1553 would expand Valneva’s existing travel vaccine portfolio and as such, Valneva intends to commercialize this vaccine, if approved, leveraging its existing manufacturing and commercial operations. The global market for vaccines against chikungunya is estimated to exceed $500 million annually by 20323.
To make VLA1553 more accessible to Low and Middle Income Countries (LMIC), Valneva and Instituto Butantan in Brazil signed an agreement for the development, manufacturing and marketing of VLA1553. The collaboration falls within the framework of the funding agreement between Valneva and the Coalition for Epidemic Preparedness Innovations (CEPI) signed in July 2019, which provides funding of up to $23.4 million with support from the European Union’s Horizon 2020 programme.

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. We take a highly specialized and targeted approach to vaccine development, beginning with the identification of deadly and debilitating infectious diseases that lack a prophylactic vaccine solution and for which there are limited therapeutic treatment options. We then apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, as well as our established vaccine development capabilities, to develop prophylactic vaccines to address these diseases. We have leveraged our expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Media & Investors Contacts Laëtitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm VP Global Investor Relations M +001 347 327 2863 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates and estimates for future performance. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release, and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Breakthrough Therapy Designation | Food and Drug Administration
2 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas. https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 13 Oct 2020.
3 VacZine Analytics Chikungunya virus vaccines Global demand analysis. February 2020